Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZB Holdings, Inc.
23102 SEVEN MEADOWS PKWY
Katy, TX 77494
https://www.zoombang.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ZB Holdings, Inc.
Address: 23102 SEVEN MEADOWS PKWY, Katy, TX 77494
State of Incorporation: NV
Date Incorporated: September 20, 2018

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Combo/Avid Investor Perk

Invest $1000+ within the first two days and receive 10% bonus shares AND receive 30% off one purchase**

Invest $500+ within the first two weeks and receive 5% bonus shares AND receive 25% off one purchase**

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 20% off one purchase**

Tier 2 Perk — Invest $1000+ and receive 25% off one purchase**

Tier 3 Perk — Invest $5,000+ and receive 5% bonus shares and 25% off one purchase**

Tier 4 Perk — Invest $10,000+ and receive 7% bonus shares

Tier 5 Perk — Invest $25,000+ receive 10% bonus shares and dinner with CEO***

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**The Company will reach out to eligible investors to provide a discount code.

***The Company will reach out to eligible investors to schedule the dinner. The Company's CEO will come to your location. Details will be provided after the offering closes.

<u>The 10% StartEngine Owners' Bonus</u>

"Zoombang" by ZB Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Description of business:

"Zoombang" by ZB Holdings Inc. ("Zoombang," "ZB Holdings," or the "Company") was incorporated on September 20, 2018, in the state of Nevada. The Company has a wholly-owned subsidiary called ZB Innovations, LLC. ZB Products, LP, another wholly-owned subsidiary, is the operating company that all of the activities and financials flow through. ZB Innovations, LLC holds the intellectual property. Both companies roll up into ZB Holdings, Inc. ZB Management is the General Partner of ZB Products, LP, and it holds no direct ownership interest in ZB Products, LP, ZB Innovations, LLC, or ZB Holdings, Inc.

The Company's headquarters are located in Katy, Texas.

Guided by a team of dedicated and proficient experts in protective gear, the company is actively involved in the design and manufacturing of protective equipment and shields for use in a diverse range of sports. The primary material utilized in our products is viscoelastic polymer, which plays a pivotal role in safeguarding athletes and professionals on a global scale. Zoombang does not function as an apparel company; our unwavering commitment is directed entirely toward the development of top-tier protective gear. We are fully devoted to enhancing the safety of everyday heroes more effectively than any other entity in our field.

The Company's Intellectual Property ("IP")

In addition to Zoombang holding several patents and trademarks for their innovative pads designed for various applications, establishing a strong intellectual property position, The company holds a Trade Secret License for the formulation of several polymer types.

Trade Secret Agreement

The Trade Secret Agreement originated in 2005 from the sale of Extrude Hone Corporation to Kennametal Inc. This sale and the subsequent agreement allowed Kennametal Inc. to use the polymer with abrasives, while Ex One Corporation could use it for other purposes. The decision was made to safeguard the formula in this manner rather than patenting it due to its closely guarded nature. Both Kennametal Inc. and Extrude Hone Corporation believed that this approach would provide the best long-term protection for the formula, preventing public access as a patent might allow.

In 2013, when the company was acquired, the Trade Secret Agreement was assigned to ZB Innovations, LLC. This agreement encompasses an improvement clause that benefits ZB Innovations, LLC, allowing the creator of the improvement to retain sole ownership. It is a comprehensive agreement that grants ZoomBang unrestricted use of the polymer (excluding abrasives) indefinitely, all while preserving the secrecy of the formula.

Patents

The company holds a utility patent that safeguards the application of the polymer, preventing reverse engineering and unauthorized use in the same manner as ZoomBang® utilizes it for garments and gloves. This patent, issued on October 15, 2003, is registered under Docket No. IIP-006 with patent number 7,100,216.

Trademarks

In terms of trademarks, the Zoombang name and logos are legally protected. These trademarks are registered in various countries, including the United States, Europe, Canada, Japan, Australia, New Zealand, and South Africa. They cover different versions of the trademark, with each having its own registration details.

For instance, under Docket No. IIP-009 TM-A, the ZOOMBANG trademark is registered in the United States (registered on November 6, 2007, with registration number 3,330,550), Europe (registered on September 12, 2005, with registration number 3840931), Canada (registered on September 15, 2008, with registration number TMA723,688), and Japan (registered on September 9, 2005, with registration number 4,893,764). Additionally, a second filing for the ZOOMBANG trademark in Europe was made on November 4, 2010, as a precaution to avoid potential challenges.

Under Docket No. IIP-009 TM-A1, the ZOOMBANG trademark (Class 25) is registered in the United States (registered on March 25, 2008, with registration number 3,402,584).

Furthermore, the stylized version of the ZOOMBANG trademark is registered under Docket No. IIP-009 TM-B. This version is registered in various countries including the United States (registered on December 4, 2007, with registration number 3,349,438), Europe (registered on June 30, 2006, with registration number 4309415), Japan (registered on June 30, 2006, with registration number 4,965,251), Canada (registered on October 3, 2006, with registration number TMA 673,809), Australia (registered on October 13, 2008, with registration number 1226580), New Zealand (registered on May 14, 2009, with registration number 784970), and South Africa (pending registration since February 18, 2008).

Regarding the "Conformal Impact Gear," it was abandoned under Docket No. IIP-012 TM in the US. However, a similar trademark (ZOOMBANG CONFORMAL IMPACT GEAR) was registered in Europe on July 24, 2006, with registration number 4317251. Additionally, in Japan, a patent was issued on April 13, 2007, with registration number 5,040,281. In Canada, the trademark was registered on November 22, 2006, with registration number TMA 677,508.

Zoombang's PolyShields™ technology is safeguarded by a strict trade secret agreement, which establishes the company as the sole provider of this level of protection, comfort, and flexibility in the market. This underscores Zoombang's unique focus on the creation of premium protective gear, distinguishing it from typical apparel companies.

Competitors and Industry

Competitors

In the realm of protective sports apparel, Zoombang competes with industry stalwarts such as Schutt, Riddell, Nike, Adidas, and Under Armour. However, we believe Zoombang's distinctive advantage lies in the use of their advanced viscoelastic polymer, demonstrating a minimum of 40% greater efficacy in energy dissipation compared to competitors' foam-based offerings.

Despite the present competitive landscape, the Company stands out in the market with its PolyShields™, boasting a 40% reduction in energy transfer compared to competing protective gear. We believe this competitive advantage positions Zoombang as a leader in the industry, offering superior protection to athletes, law enforcement, military personnel, and other high-risk professionals.

Industry

Zoombang operates in a global industry, catering to over 2 billion individuals engaged in sports and require protective gear. This demographic spans a wide array of sports, including rapidly growing disciplines like shooting and lacrosse.

Beyond sports, Zoombang addresses the needs of over 44 million military and police personnel globally, necessitating protective equipment like bulletproof vests and riot gear.

Current Stage and Roadmap

Current Stage

As of now, Zoombang has secured approximately $5 million in funding through strategic rounds, primarily from friends, family, and their extended networks. Their presence is already felt in high-profile settings, as they are worn by most of the 32 NFL teams, with renowned athletes like Lamar Jackson, Najee Harris, and Melvin Gordon wearing their products for protection.

Future Roadmap

Zoombang is hoping to secure partnerships with a major European soccer brand for soccer shin guards and a protective gear apparel manufacturer for police riot gear soon.

Zoombang's trajectory includes a concerted effort to expand their reach across diverse sports categories, and military/police around the world. This entails not only a development focus on being the ingredient (PolyShield) supplier to existing brands, but also direct team-focused approach and building presence in brick-and-mortar sporting goods stores, e-commerce platforms like Amazon, and direct-to-consumer channels. To bolster their market presence, Zoombang is set to ramp up their social media engagement, ensuring their revolutionary protective gear reaches a wider audience. They also aim to deepen collaborations with organizations like the American Equipment Managers Association (AEMA) and former NFL player Marshawn Lynch, who serves as an investor and licensor, and other professional athletes who rely on Zoombang.

The Team

Officers and Directors

Name: Joe Morelli

Joe Morelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Responsibilities: I am Zoombang's CEO, responsible for all aspects of the company. Salary: $250,000/year Equity comp: 1,432,160 options of stock, priced at $0.01/share, and board compensation of 50,000 options of stock, priced at $0.01/share.

Other business experience in the past three years:

- Employer: SPC
  Title: CEO
  Dates of Service: November, 2016 - March, 2021
  Responsibilities: Responsible for all aspects of the company.

Name: Paul Marsh

Paul Marsh 's current primary role is with Dagley Insurance & Financial Services, Inc.. Paul Marsh currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Cofounder and Director
  Dates of Service: July, 2013 - Present
  Responsibilities: Responsibilities: Paul serves both as a Board Member and CFO for Zoombang. Salary: none Equity comp: In addition to being one of the purchasers of Zoombang in 2013 (and the equity position that accompanies that, Paul receives board compensation of 50,000 options of stock, priced at $0.01/share. In addition, Paul also 600,000 options of stock, priced at $0.01/share.

Other business experience in the past three years:

- Employer: Encompass Lending Group, LP
  Title: Chief Financial Officer | CPA | CGMA | CRMS | CMC | Owner
  Dates of Service: May, 2008 - Present
  Responsibilities: Leading financial operations and strategy for a mortgage lending company with a focus on exceptional customer service. Co-founding and owning the company, fostering a culture of familial care for customers and a supportive environment for employees. Implementing retention strategies and cultivating high employee satisfaction through a positive work environment.

Other business experience in the past three years:

- Employer: Dagley Insurance & Financial Services, Inc.
  Title: Chief Financial Officer | CPA | CGMA
  Dates of Service: August, 2007 - Present
  Responsibilities: Directing financial, accounting, and human resource departments for an independent insurance agency operating in Texas and Colorado. Crafting and executing growth strategies, while ensuring clients receive informed insurance and financial service solutions.

Name: Tony Cichoke

Tony Cichoke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Business Development Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Tony’s responsibilities include new business development, new product development and sports marketing. We use the latter to gain maximum exposure of our products, create demand in the market and drive sales. Salary: $125,000/year Equity comp: 147,570 options of stock, priced at $0.01/share

Other business experience in the past three years:

- Employer: Davey's Angels
  Title: Co-Founder/Executive Director
  Dates of Service: January, 2019 - Present
  Responsibilities: Co-founded and currently serve as the Executive Director of Davey's Angels, a non-profit organization focused on early vision assessment and intervention for student-athletes. Recognized the critical importance of early vision assessment in academic and life success, and initiated programs to address this issue. Provided educational resources to families, facilitated referrals to local Optometrists, and secured funding for vision-related needs of K-8 students lacking access to vision insurance.

Name: Sandy LaRowe

Sandy LaRowe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Responsible for delivering a curated & technical product assortment(s) to Zoombang's customers and accounts that is on-brand, differentiated within the marketplace and compelling to accounts' customer base. Responsible for all Product Categories. Salary: $150,000 Equity comp: 76,389 options of stock, priced at $0.01/share

Other business experience in the past three years:

- Employer: Respect Your Package
  Title: Chief Product Officer
  Dates of Service: June, 2020 - March, 2021
  Responsibilities: Chief Product Officer

Name: Thomas Alan McCormick, Jr.

Thomas Alan McCormick, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2022 - Present
  Responsibilities: Tom is a Director and involved in helping guide the direction of Zoombang (roughly 2-3 hours/week) Salary: none Equity comp: 50,000 options of stock, priced at $0.01/share

Other business experience in the past three years:

- Employer: American Electrical Inc (AEI)
  Title: Founder
  Dates of Service: July, 1997 - March, 2023
  Responsibilities: Founded and lead American Electrical Inc (AEI), specializing in marketing and selling Electrical and Electronic components for Industrial Control and Automation applications. Expertise in connection, protection, and wire preparation for Industrial control circuitry, including Terminal Blocks, Power Supplies, Circuit Breakers, Fuse Holders, Interface Modules, Disconnect Switches, Cable Grips, Wire Ferrules, and Tools. Promoted company philosophy "Think INSIDE the Box."

Other business experience in the past three years:

- Employer: Trusted Partner
  Title: CEO
  Dates of Service: May, 2019 - January, 2023
  Responsibilities: Led a consulting firm focused on assisting small businesses in growth, operations, and strategic planning. Emphasized a philosophy of "Bet on YOU" to instill confidence and empowerment in clients.

Name: Mark A. Carr

Mark A. Carr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2022 - Present
  Responsibilities: Mark is a Director and involved in helping guide the direction of Zoombang (roughly 2-3 hours per week) Salary: none Equity comp: 50,000 options of stock, priced at $0.01/share. Separate from this, Mark is Zoombang's largest investor.

Other business experience in the past three years:

- Employer: Christian Brothers Automotive

Title: CEO
Dates of Service: October, 1982 - August, 2021
Responsibilities: Founded and built Christian Brothers Automotive. Franchised it over 200 times throughout the US. Stepped down as CEO in August, 2021

Name: Kevin Labban

Kevin Labban's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Kevin is a Director and involved in helping guide the direction of Zoombang (2-3 hours per week) Salary: none Equity comp: 50,000 options of stock, priced at $0.01/share

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we

could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a handful of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense,

it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Market Demand Volatility
The demand for sports protection gear can be subject to fluctuations influenced by factors such as consumer preferences, trends, and economic conditions. Shifts in consumer behavior or a downturn in the economy could impact sales and profitability.

Product Development and Innovation
The industry's success relies on continuous product development and innovation to meet evolving customer needs, stay ahead of competitors, and maintain market relevance. Companies that fail to innovate may struggle to attract customers and lose market share.

Regulatory and Safety Standards
Sports protection gear companies must comply with stringent safety standards and regulations to ensure product quality and user safety. Non-compliance can result in product recalls, lawsuits, reputational damage, and financial liabilities.

Liability and Legal Risks
Companies in the sports protection gear industry may face liability claims if their products are deemed faulty, fail to provide adequate protection, or cause injuries. Legal battles, product recalls, and settlement costs can have significant financial implications and damage the company's reputation.

Technological Advances
Rapid advancements in materials, design, and manufacturing technologies can render existing products obsolete or less competitive. Companies that fail to embrace technological advancements may struggle to keep up with industry standards and customer expectations.

Sports Industry Volatility
The sports protection gear industry's performance may be influenced by the overall health of the sports industry, including participation rates, sponsorship deals, and sporting event popularity. Economic downturns, cancellations or delays of major sporting events, or changes in consumer spending habits can impact the industry's growth prospects.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Carr	3,076,927	Common Stock	17.18%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 17,904,727 outstanding.

Voting Rights

One (1) vote per share.

Material Rights

The total amount outstanding includes 3,556,119 shares to be issued pursuant to stock options issued.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $945,000.00
Maturity Date: May 25, 2024
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: May 25, 2024
Interest Rate: 10.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 12, 2024
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 17, 2024
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 18, 2024
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $956,550.00
  Number of Securities Sold: 3,152,888
  Use of proceeds: initial hiring of key personnel, business retraction due to CoVid
  Date: March 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $938,181.00
  Number of Securities Sold: 1,714,742
  Use of proceeds: hiring of key personnel, recovery from Covid, R&D investment, Marketing investment
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,275,000.00
  Number of Securities Sold: 4,438,978
  Use of proceeds: hiring of personnel, R&D investment, Marketing investment (including trade shows and new website), equipment repair and renovation, working capital
  Date: May 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $37,000.00
  Number of Securities Sold: 42,000
  Use of proceeds: Development expense and working capital
  Date: June 15, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $945,000.00
  Use of proceeds: bridge funding to RegCF raise
  Date: September 19, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $413,018 compared to $ 483,022 in fiscal year 2022. FY 2022 revenues represent a 17% increase, primarily driven by football team sales and tactical business growth.

Cost of sales

Cost of Sales for fiscal year 2021 was $290,422 compared to $436,315 in fiscal year 2022. COGS in 2022 is disproportionately higher than typical, primarily because of an approximate inventory adjustment.

Gross margins

Gross margins for fiscal year 2021 were $122,596, compared to $46,706 in 2022. Historical gross margins have been around 30%, and 2021 was in line with that. FY 2022, however, saw lower gross margins due to 2 primary reasons: 1) an increase in COGS due to the inventory adjustment mentioned above, and 2) discounted/promotional football team sales product for high schools and smaller universities in order to gain entry.

Expenses

Operating Expenses for fiscal year 2021 were $1,047,919 compared to $2,540,572 in fiscal year 2022. The increase in expenses from 2021 to 2022 is primarily a function of adding on new headcount – sales, marketing, operations, engineering, and general management, and marketing investments in new website development and trade shows.

Historical results and cash flows:

The Company is currently in the research and development, revenue generating, and growth stages. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of two reasons: 1) a shift in sales focus from internal sales representatives to external team dealer networks, which gives the company far greater exposure to accounts at a lower risk, and 2) a multitude of development projects (for specific customers) have been commercialized and will be now generating revenues. Past cash was primarily generated through sales and equity investments. Our goal is to penetrate the high school and youth team markets substantially in 2024 – football will be the primary focus, but these same team dealers will also sell-in our basketball, baseball, and lacrosse product. This goal is dependent on sales coverage and exposure. The new team dealers we are working with will give us this coverage. The challenge this overcomes is sales coverage.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 5, 2023, the Company has capital resources available in the form of:

A convertible note offering of $1,000,000 (may extend to $1,250,000)

$147,000 cash on hand in the bank

Forecasted additional revenues of $300,000 by year end

A commitment of up to an additional $250,000 in a convertible note option from a current investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical for the next phase of growth.

These funds are required to support initiatives including:

Raw materials purchases

Continued marketing investments in trade shows and advertising

General working capital

General equipment maintenance/repair/renewal for factory machinery.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the Company. We will use these funds to fuel our growth and generate revenues, through hiring of additional key personnel, marketing investments, plant and equipment capacity expansion, as well as purchasing of raw materials. Without this campaign, we would need to raise money in a different way.

We will average approximately $150K in revenues each month for the remainder of 2023, October included. The COGS related to these revenues are approximately 30%, thus gross margins are 70%. Therefore, our gross profit per month, for the rest of the year will be $175K, or $525K. If we raise the $1.235 million in phase 1, then the split will be $525K/$1.235K.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly expenses average around $200K. The majority of these costs are fixed, such as salaries, insurance, and rent, while others like ingredients and power are variable. Presently, our monthly revenue is approximately $100K, leaving us with a deficit of $100K to reach the breakeven point. We expect this fundraising effort to help us expand our team, enhance marketing efforts, acquire new equipment, and procure necessary ingredients, with the aim of increasing our monthly revenues to $400K over time.

A breakdown of our expenses includes:

Team salaries: $115K/month

Consulting services for sourcing, polymer chemistry, and Amazon set-up: $10K

Rent and utilities: $15K

Marketing agency retainer: $7K

Legal assistance: $1-2K

Additional costs such as travel, shipping, and logistics put us at around $150K/month, with a variance of about $50K.

How long will you be able to operate the company if you raise your maximum funding goal?

Upon securing $1,235,000 from this offering, we intend to conduct a financial audit and expand the fundraising goal to the full $5,000,000 permitted. This capital influx is projected to bring us to a break-even point by 2024. Upon reaching this milestone, we'll assess further capital needs and its effect on growth and company valuation. Should we attain the maximum funding target, it would position us to sustain operations without subsequent capital injections. This allows us to finance revenue growth until additional capacity is required, at which point another fundraising might be considered.

With $1.235 million, we anticipate generating revenues of about $5 million next year, or approximately $400K/month. Although we'll experience a slight uptick in expenses due to added personnel, it won't be substantial. However, our gross margins will likely average around 50% instead of 70% due to the revenue split between our tactical and sports segments. This translates to gross profits of $2.5 million. With average monthly expenses estimated at $150K, or $1.8 million annually, we can still foresee a pretax income of about $500K for 2024. This underpins our confidence in achieving break-even in 2024.

A breakdown of our expenses if we raise the maximum includes:

Team salaries: $115K/month

Consulting services for sourcing, polymer chemistry, and Amazon set-up: $10K

Rent and utilities: $15K

Marketing agency retainer: $7K

Legal assistance: $1-2K

Additional costs such as travel, shipping, and logistics put us at around $150K/month, with a variance of about $50K.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including the potential extension of the convertible note offering to the full $5,000,000 allowed.

Indebtedness

- Creditor: Mark Carr
  Amount Owed: $100,000.00
  Interest Rate: 4.0%
  Due in December 2023

- Creditor: Libertas Funding, LLC
  Amount Owed: $95,214.00
  Interest Rate: 29.0%
  $3,071 paid every Monday. Can pay off early and receive significant discount in interest rate.

- Creditor: NJP KATY SOUTH LLC
  Amount Owed: $85,865.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2029
  On July 1, 2014, the company entered into an operating lease agreement with NJP KATY SOUTH LLC (owned by the Company's shareholders) to rent business premises located at Katy, Texas. The rent agreement will expire on June 30, 2029. In the fiscal year 2022 and 2021, rent payments are $85,865 and $$85,865, respectively.

- Creditor: Convertible Note
  Amount Owed: $945,000.00
  Interest Rate: 12.0%
  Maturity Date: May 25, 2024

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: May 25, 2024

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: October 12, 2024

- Creditor: Convertible Note
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: October 17, 2024

- Creditor: Convertible Note
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: October 18, 2024

Related Party Transactions

- Name of Entity: NJP Katy South
  Names of 20% owners: Company's shareholders)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Nature/ amount of interest in the transaction: $7155.45 per month
  Material Terms: Material Terms: On July 1, 2014, the company entered into an operating lease agreement with NJP KATY SOUTH LLC (owned by the Company's shareholders) to rent business premises located at Katy, Texas. The rent agreement will expire on June 30, 2029. In the fiscal year 2022 and 2021, rent payments are $85,865 and $$85,865, respectively.

Valuation

Pre-Money Valuation: $44,761,817.50

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company only has one class of security, Common Stock, authorized and outstanding; and (ii) all outstanding options with a right to acquire shares are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,195,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company determined its pre-money valuation based on its 2025 projected EBITDA.

Based on the Company's financial projections, the Company expects to reach breakeven in 2024. The Company's financial projections assume the Company has not invested in capacity expansion. The Company expects to hit our revenue projections of $12,495,263 in 2025, with an EBITDA of $3,309,729.

The Company spent a lot of time pondering what industry it is in so that it could compare P/E ratios, in order to get the correct multiple. We scanned the prominent publicly traded companies in the athletic space, and you'll see that over the past couple of years, their P/E ratios have been as high as 20+.

Thus, the Company has taken several different sectors that it believes are close to what it does, and have looked at their forward P/E ratios, as of October 2023:

Apparel/Manufacturing: 15.35

Chemicals: 15.81

FW/Accessories: 14.45

Specialty Chemicals: 18.97

To be conservative, we determined we would use a P/E multiple of 15. Using this multiple, and an EBITDA of $3,309,729, this would suggest a pre-money valuation of roughly $49.6M. However, the Company discounted this figure to the current pre-money valuation of ~$44.7M. For these reasons, we believe our pre-money valuation is justified.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  25.0%
  We will use 25% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  25.0%
  We will use 25% of the funds raised to purchase and/or build inventory for the Company's football gear in preparation of new team dealer expansion.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Supply Chain, Customer service, Manufacturing, etc. Wages to be commensurate with training, experience and position.

- Marketing
  10.0%
  We will use 10% of the funds raised to aggressively pursue marketing investments in social media, Amazon, and website advertising.

- Working Capital
  9.5%
  We will use 9.5% of the funds for working capital to cover expenses for the launch of the team dealer network expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zoombang.com (http://zoombang.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zoombang

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZB Holdings, Inc.

[See attached]

ZB HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
ZB Holdings, Inc.
Katy, Texas

We have reviewed the accompanying consolidated financial statements of ZB Holdings, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 19, 2023
Los Angeles, California

ZB HOLDINGS INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 134,401	$ 135,215
Acccounts Receivable, net	165,735	67,556
Inventory	708,554	303,249
Prepaids and Other Current Assets	-	15,406
Total Current Assets	**1,008,690**	**521,426**
Property and Equipment, net	112,796	125,758
ROU (right-of-use asset)	331,132	-
Total Assets	**$ 1,452,618**	**$ 647,184**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 125,562	$ 9,416
Current Portion of Loans and Notes	-	100,000
Other Current Liabilities	-	35,337
Total Current Liabilities	**125,562**	**144,753**
Lease Liability	350,428	-
Total Liabilities	**475,990**	**144,753**
STOCKHOLDERS EQUITY		
Common Stock	14,307	9,868
Additional Paid in Capital	5,834,972	2,817,639
Retained Earnings/(Accumulated Deficit)	(4,872,651)	(2,325,076)
Total Stockholders' Equity	**976,628**	**502,431**
Total Liabilities and Stockholders' Equity	**$ 1,452,618**	**$ 647,184**

See accompanying notes to financial statements.

ZB HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 483,022	$ 413,018
Cost of Goods Sold	436,315	290,422
Gross profit	46,706	122,596
Operating expenses		
General and Administrative	2,397,961	1,019,014
Sales and Marketing	142,611	28,905
Total operating expenses	2,540,572	1,047,919
Operating Income/(Loss)	(2,493,866)	(925,323)
Interest Expense	36,684	259
Other Loss/(Income)	-	(361,433)
Income/(Loss) before provision for income taxes	(2,530,549)	(564,149)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,530,549)**	**$ (564,149)**

See accompanying notes to financial statements.

ZB HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	8,152,888	**$ 8,153**	**$ 1,895,673**	**$ (1,760,927)**	**$ 142,899**
Issuance of Stock	1,714,742	1,715	921,966		923,681
Net income/(loss)				(564,149)	(564,149)
Balance—December 31, 2021	9,867,630	9,868	2,817,639	$ (2,325,076)	**$ 502,431**
Issuance of Stock	4,438,978	4,439	3,015,561		3,020,000
Implementation of New Lease Standard ASC 842				(17,025)	(17,025)
Share-Based Compensation			1,772		1,772
Net income/(loss)				(2,530,549)	(2,530,549)
Balance—December 31, 2022	**14,306,608**	**$ 14,307**	**$ 5,834,972**	**$ (4,872,651)**	**$ 976,628**

See accompanying notes to financial statements.

ZB HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,530,549)	$	(564,149)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		31,620		27,939
Lease Expense		2,270		
Share-based Compensation		1,772		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(98,178)		(37,773)
Inventory		(405,305)		(51,336)
Prepaids and Other Current Assets		15,406		(15,406)
Accounts Payable		116,146		(57,602)
Other Current Liabilities		(35,337)		589
Net cash provided/(used) by operating activities		**(2,902,155)**		**(697,738)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(18,658)		(39,450)
Net cash provided/(used) in investing activities		**(18,658)**		**(39,450)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,020,000		923,681
Promissory Notes and Loans, net		(100,000)		(270,386)
Net cash provided/(used) by financing activities		**2,920,000**		**653,295**
Change in Cash		(814)		(83,893)
Cash—beginning of year		135,215		219,108
Cash—end of year	**$**	**134,401**	**$**	**135,215**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	36,684	$	259
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ZB Holdings Inc. was incorporated on September 20, 2018 in the state of Nevada. The Company has a fully owned subsidiary called ZB Innovations. The consolidated financial statements of ZB Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Katy, Texas.

Guided by a team of dedicated and proficient experts in protective gear, the company is actively involved in the design and manufacturing of protective equipment and shields for use in a diverse range of sports. The primary material utilized in our products is viscoelastic polymer, which plays a pivotal role in safeguarding athletes and professionals on a global scale. Zoombang does not function as an apparel company; our unwavering commitment is directed entirely towards the development of top-tier protective gear. We are fully devoted to enhancing the safety of everyday heroes more effectively than any other entity in our field.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials and finished goods which are determined using a FIFO (fist-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and Equipment	5 years
Furniture & Fixtures	5 years
Durable Tools	5 years
Computer Equipment	5 years
Leasehold Improvement	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ZB Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its protective gear products.

Cost of sales

Costs of goods sold include the cost of raw materials, fees, and transportation costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $142,611 and $28,905, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 365,274	$ 365,274	$ 365,274
Liabilities				
Current portion of lease obligat	-	-	-	$ -
Lease obligation	-	315,218	315,218	$ 315,218
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	50,056	50,056	$ 50,056
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	67,608	43,274
Raw materials	640,946	259,975
Total Inventory	**$ 708,554**	**$ 303,249**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expense	-	1,034
Other current assets	-	14,372
Total Prepaid and Other Current Assets	**$ -**	**$ 15,406**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Rent Expense	-	24,622
Accrued Interest Expense	-	10,375
Taxes Payable	-	36
Other current liabilities	-	304
Total Other Current Liabilities	**$ -**	**$ 35,337**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Machinery and Equipment	$ 232,701	$ 202,800
Furniture & Fixtures	1,837	1,837
Durable Tools	2,203	2,203
Computer Equipment	10,569	9,828
Leasehold Improvement	206,435	218,418
Property and Equipment, at Cost	**453,745**	**435,086**
Accumulated depreciation	(340,949)	(309,329)
Property and Equipment, Net	**$ 112,796**	**$ 125,758**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $31,620 and $27,939, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2022, and December 31, 2021, 14,306,608 shares and 9,867,630 shares were issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	
Exercisable Options at December 31, 2021	-	$ -	-
Granted	3,556,119	$ 0.00	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	3,556,119	$ -	9.56
Exercisable Options at December 31, 2022	3,556,119	$ -	9.56

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $1,772 and $0, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Loan Agreement- D6 Holdings, LLC	$ 50,000	6.00%	7/12/2021	11/13/2021	$ -	-	$ -	$ -	$ -	$ 1,414	$ 1,414	$ 50,000	$ -	$ 51,414
Loan Agreement- EROP Enterprises, LLC	$ 50,000	6.00%	7/9/2021	11/13/2021	$ -	-	$ -	$ -	$ -	$ 1,438	$ 1,438	$ 50,000	$ -	$ 51,438
Total					$ -	$ -	$ -	$ -	$ -	$ 2,852	$ 2,852	$ 100,000	$ -	$ 102,852

Lease

On July 1, 2014, the company entered into an operating lease agreement with NJP KATY SOUTH LLC to rent business premises located at Katy, Texas. The rent agreement will expire on June 30, 2029. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	382,300
Additions	$	-
Lease payments		(31,872)
Balance at end of period	$	350,428

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	35,210
2024		42,402
2025		50,527
2026		55,818
2027		61,662
Thereafter		104,809
Total	**$**	**350,428**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(531,415)	$	(109,644)
Valuation Allowance		531,415		109,644
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(736,938)	$	(205,522)
Valuation Allowance		736,938		205,522
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,509,227, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,509,227. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On July 1, 2014, the company entered into an operating lease agreement with NJP KATY SOUTH LLC (owned by the Company's shareholders) to rent business premises located at Katy, Texas. The rent agreement will expire on June 30, 2029. In the fiscal year 2022 and 2021, rent payments are $85,865 and $$85,865, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 19, 2023, which is the date the consolidated financial statements were available to be issued.

On May 25, 2023, the Company entered into a Convertible note agreement with a certain lender in the amount of $945,000. The note bears an interest rate of 12% and maturity 12 months after the issuance date. Additionally, the company issued a convertible note in the amount of $100,000 at an interest rate of 10%.

In 2023, the company entered into a loan agreement with Mark Carr in the amount of $100,000 for covering of capital needs of the factory. The loan bears the minimum allowable interest rate (AFR), which in January was 4.6%. Term of the loan is through December 31, 2023.

In 2023, the company entered into an agreement of sale of future receipt with Libertas Funding, LLC in the amount of $95,214. The loan should be repaid in the weekly installment of $3,071.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,493,866, an operating cash flow loss of $2,902,155 and liquid assets in cash of $134,401, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

"Zoombang" by ZB Holdings, Inc is not live or open to the public at this moment.

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Zoombang creates industry-leading protective gear that keeps athletes, law enforcement and military personnel, high-risk professionals and everyday superheroes safer with ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


UNLEASH
YOUR INNER
WARRIOR
zoombang
Protective gear

$0 Raised

REASONS TO INVEST

- Zoombang protects all-level athletes, from youth teams to professional leagues — including many in the NFL and NHL. Our Ballistic Chest Shield is tested and recommended by the National Tactical Officers Association (NTOA).
- We believe the billions of athletes and millions of military and police personnel require better protective gear. Our proprietary PolyShields safeguard the body and boast a 40% energy transfer reduction compared to competitors.
- We've successfully raised $5 million to date and have valuable affiliations with the Athletic Equipment Managers Association (AEME) and Marshawn Lynch, former Seattle Seahawks running back, who is both an investor and licensor.

Invest Now
$2.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$44.76M

THE PITCH

Unleash Your Inner Warrior

Don't call it a pad: Zoombang creates high-level protective gear that can actually improve performance. Our comfortable, flexible and lightweight PolyShields enable high-risk professionals and athletes to work or play both harder *and* smarter. With versatility, PolyShields can also be customized to protect virtually any part of the body, helping prevent injury and accelerate recovery wherever it's needed most.


PROTECTIVE GEAR FOR
MAXIMUM PERFORMANCE
CHAMPIONING EVERY FIELD
FOOTBALL
BASKETBALL
HOCKEY
BASEBALL
TACTICAL
SHOOTING

FEATURED CATEGORIES

SPORTS GEAR

Protection is paramount, but so is performance. Our PolyShields deliver on both and are proven to absorb more impact without weighing you down, keeping you confident and safe.

TACTICAL GEAR

Military personnel and law enforcement officers require protection, mobility and comfort as they fulfill their missions. Our protective gear offers resilience against armor-piercing ammo and physical attacks.

Our PolyShields IP is assigned under a trade secret agreement, making Zoombang the sole provider of this level of protection, comfort and flexibility. Zoombang is not just an apparel company — we place 100% of our focus on creating world-class protective gear. We understand the greater power and impact of our technology, and consider it a responsibility to protect both.

THE PROBLEM & OUR SOLUTION

Proven. Reputed. Respected.

With a mission to prevent injuries and save lives, Zoombang aims to revolutionize safety standards for the millions of people worldwide relying on protective gear in their daily lives. Our PolyShields not only provide superior protection but also enhance performance. Unlike most competitors using traditional foams and gels, Zoombang's proprietary viscoelastic polymer formula results from extensive scientific research, offering unmatched quality and effectiveness.

HOW IT WORKS

Soft at Rest, Hard Upon Impact



1.

Zoombang PolyShields are soft to the touch and conform to the exact shape of whatever they're supporting at rest.

2.

Upon impact, the molecules stiffen and lock together to dissipate energy, providing maximum protection.




3.
After impact, PolyShields transform back to their original cushioning, supportive state.

Our PolyShields are composed of a special viscoelastic polymer that is soft to the touch and stiffens upon impact, reducing blunt force transferred to the body up to 40% better than most competitors. After impact, PolyShields quickly return to their original cushioning, supportive state. Our protective gear safeguards the body and mind — aligning with the Zoombang mission to prevent injuries and save lives.

At Zoombang, our commitment lies in producing and selling our premium polymer in a wide range of forms, catering to diverse needs. Whether it's in raw material, pad form (extruded and encapsulated in TPU), integrated into final protective garments or welded onto athletic apparel, we ensure the highest quality at every stage.

By planning to forge strategic partnerships with organizations, we strive to reach those who require our cutting-edge protective gear the most. Our business model revolves around delivering innovative solutions and fostering safety on all fronts.


WHY CHOOSE ZOOMBANG
Better Protection
PolyShields dissipate up to 90% of energy upon impact
Up to 40% better at transferring energy away from the body compared to our competitors
Durable
PolyShields are made from high-quality, viscoelastic polymer covered with plain polyurethane, the most durable protective material on the market
Machine-washable & ready to reuse game after game
1/4-inch thick; breathable, flexible material molds to the body and keeps you cool
Versatile
Works in conjunction with any jersey or uniform
PolyShields come in several forms that provide superior protection in a wide range of applications, and can be molded into virtually any shape or size


OUR PRODUCTS
Polymer
Apparel
Pads (PolyShields™)
ETM

THE MARKET & OUR TRACTION

We Believe Millions of Athletes, Military Personnel and Police Officers Deserve Better Protective Gear

With billions of people engaged in athletics, tactical operations, industrial work and other physically demanding activities that require protective gear, the market is undoubtedly massive, covering various industries. From rapidly growing sports like shooting and lacrosse to the millions of military and police personnel worldwide relying on bulletproof vests and riot gear, the demand for top-notch protection is soaring.

As word spreads about our game-changing technology, we firmly believe Zoombang's reach will propel into the B2B arena, where our versatile solutions could become a key component for other brands across all markets. The potential for improvement from the status quo is immense, and we're poised to make a seismic impact in the safety gear industry.

We believe we've mastered the manufacturing of our groundbreaking polymer, offering several variants that set us apart from the rest. And that's not all — our utility patents come into play when we encapsulate the polymer into protective gear, shields and apparel. Zoombang has the endorsement of the NTOA and is proudly affiliated with the AEMA.

WHY INVEST

Join Us in Shaping the Future of Protective Gear

We feel Zoombang's roadmap for expansion is nothing short of ambitious. We're geared up for a significant manufacturing plant expansion, allowing us to ramp up production capacity of our proprietary polymer. But that's not all — we're going all out with aggressive and targeted B2C/B2B sales and marketing strategies, ensuring our products reach a wider audience.

To reinforce our brand's presence, we're seeking to introduce captivating consumer and B2B product lines. We are also planning to grow our tactical business (police and military), primarily by partnering with existing manufacturers to become the key ingredient solution for their products.


ATHLETES TRUST US
"Protect your players to the best of your ability. Zoombang is the real deal!"
— Marshawn Lynch
Former Seattle Seahawks RB Marshawn Lynch likes it so much he added it to BEAST MODE® – plus Zoombang is an official supplier for NFL Equipment Managers.

We believe our exceptional team of highly skilled professionals, well-versed in the industry and scaling expertise, is driving us toward unparalleled success.

Together, we can shape the future of protective gear. Invest in Zoombang today!

ABOUT

HEADQUARTERS
23102 SEVEN MEADOWS PKWY
Katy, TX 77494

WEBSITE
View Site

Zoombang creates industry-leading protective gear that keeps athletes, law enforcement and military personnel, high-risk professionals and everyday superheroes safer with PolyShields™. This proprietary, viscoelastic polymer solution dissipates up to 90% of energy upon impact, raising the standard for world-class protection while actually improving performance.

TEAM



Joe Morelli
CEO

With more than 35 years of leadership in consumer products, Joe is the CEO of Zoombang, overseeing its rapid growth and transforming the protective gear industry. Prior, he led revenue streams at Seafood Producers Cooperative, modernized American Legend Cooperative's global brand and expanded Nike's product range, including the Nike+ partnership with Apple. Joe's foundational experience includes 16 years at DuPont. He has a B.S. from the University of Delaware and an MBA from the University of South Carolina.



Paul Marsh
CFO and Cofounder

Paul Marsh has been integral to our team since 2013, having successfully launched, evolved and fine-tuned Zoombang's strategic financial initiatives from the ground up. His customer-motivated philosophy and passion for executive collaboration have inspired impactful visions for growth, with a bottom-line focus on profit maximization and efficiency. Experienced in scaling businesses, he's founded and overseen financial operations for various firms in finance, real estate and athletics. Paul holds CPA and CGMA certifications in Texas and degrees in Accounting and Economics from the University of North Texas. Paul works part-time and works at the company 25 hours a week.



Tony Cichoke
Chief Business Development Officer

Tony Cichoke is a demonstrated leader in the sports marketing world. His strong expansion strategies, solidified through decades of industry experience and his own coaching and athletic career, have helped spur Zoombang's success. Previously at Nike, he collaborated with top athletes like Adrian Petersen, Donald Driver, Tiger Woods, Alex Rodriguez, Albert Pujols and Misty May-Treanor, as well as hundreds of other professional athletes, teams, trainers and coaches. Tony's career also includes being an NFL free agent and a football coach spanning over three decades. He holds a B.S. from Portland State University.



Sandy LaRowe
Chief Product Officer

With 25 years of experience in the apparel industry spearheading product innovation, marketing and branding both domestically and internationally, our Chief Product Officer Sandy LaRowe is a passionate leader with a strong record of success. She leads the charge in navigating complex corporate matrix organizations, creating go-to-market calendar processes, devising strategic product plans and motivating talent. Her tenure includes leadership roles at Nike, Adidas, Wilson Sporting Goods and other renowned brands. She possesses MBAs from Thunderbird School and Universität für Wirtschaft und Recht and is fluent in German.



John Pessarra
Director of Manufacturing & Strategic Sales Accounts

As Vice President of Manufacturing & Strategic Sales Accounts, John leads our day-to-day manufacturing processes and serves as the primary point-of-sale contact for large, strategic customers that partner with and integrate Zoombang into their products. His 30+ year background spans across banking, investments and diverse business sectors. Prior roles include leading investment strategies at Lakewood Capital and INVESCO. He holds a B.B.A. from Sam Houston State University.



Ray Piluso
Vice President of Tactical Business Unit

As VP of Tactical Business Unit, U.S. Army veteran Ray Piluso leads Zoombang's government sales initiatives with specific responsibility in military, federal, state and local law enforcement. An expert in building productive teams, he successfully transforms concepts into achievable business strategies that drive revenue, streamline operations and increase corporate market share and profitability. Ray's three decades in the U.S. Army includes assignments in several countries. He earned a B.S. from the University of Southern Colorado.



William Thompson
Senior Vice President of Sports Sales

For more than 30 years, William "WillieT" Thompson has made waves in the sports world for his innovative sales and general management initiatives. As Senior Vice President of Sports Sales, he leads all athletic sales and representative development throughout the U.S. and Canada. His prior successes include a notable tenure at Ridell sports equipment. Willie is affiliated with AEMA and graduated from Fayetteville State University with a B.S.



Adam Fishman
Vice President of International Business Development – Defense

Supporting Zoombang's rapid growth within the military and tactical sectors, Adam Fishman serves as Vice President of International Business Development – Defense. He spearheads tactical business initiatives and strategic partnerships worldwide. His expertise includes U.S.-Israel tech partnerships and leadership roles in Jewish nonprofit organizations. He began his career as an attorney in Chicago, completing his studies at Yeshiva University and Cardozo School of Law.

Thomas Alan McCormick, Jr.

Thomas Alan McCormick, Jr.
Director

Mark A. Carr

Mark A. Carr
Director

Kevin Labban

Kevin Labban
Director

TERMS

"Zoombang" by ZB Holdings, Inc

Overview

PRICE PER SHARE
$2.50

VALUATION
$44.76M

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
6,000

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $1000+ within the first two days and receive 10% bonus shares AND receive 30% off one purchase**

Invest $500+ within the first two weeks and receive 5% bonus shares AND receive 25% off one purchase**

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 20% off one purchase**

Tier 2 Perk — Invest $1000+ and receive 25% off one purchase**

Tier 3 Perk — Invest $5,000+ and receive 5% bonus shares and 25% off one purchase**

Tier 4 Perk — Invest $10,000+ and receive 7% bonus shares

Tier 5 Perk — Invest $25,000+ receive 10% bonus shares and dinner with CEO***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The Company will reach out to eligible investors to provide a discount code.*

****The Company will reach out to eligible investors to schedule the dinner. The Company's CEO will come to your location. Details will be provided after the offering closes.*

The 10% StartEngine Owners' Bonus

"Zoombang" by ZB Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into "Zoombang" by ZB Holdings, Inc.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Which one of these protective materials would you want protecting your loved ones? Zoom. Bang. We're one of our competitors' products.

I'm Joe Morelli, c e O of Zoom. Bang. We create protective materials and gear that are among the most durable,

flexible, and lightweight on the planet. We aim to protect lives on a massive scale, and this is your chance to join us as an investor.

Personal protective equipment is a $23 billion market that's crying out for innovation. Billions of people worldwide and trust their lives to gear like helmets, vests,

girdles, and full coverage shirts to keep them safe. But when it fails, the consequences can be deadly. More than a century,

we've relied on foam paddings that crumble and deteriorate over time, leaving our children, high risk workers and athletes vulnerable in football alone.

Not much has changed since the cantilever pads that were introduced in the 1930s, which is part of the reason why injuries occur in the sport every single year.

That changes today with zoom bang. Our Proprietary poly shield formula can last for years long after traditional padding has failed. It's flexible and soft to the touch,

but stiffens to dissipate up to 90% of the energy upon impact. The Polish yields also absorb at least 40% more impact than our closest

competitors, Nike and Under Armour. And that matters because when athletes and everyday superheroes trust that their gear will keep them safe, they can perform at their full potential.

We proudly make our poly shields right here in the U Ss A in the heart of Texas, which gear manufacturers can customize for nearly any use case, whether it's full body protection for all athletes, from youth to pros, from football, to figure skating, ballistic vests or tactical breaching material for military and police

personnel, gloves or knee pads for industrial workers, or garments for patients recovering from organ transplants, pacemaker implants, and prosthetic fittings. In

Fact, elite athletes and national military forces choose our products without any sponsorship. Former Seahawks running back. Marshawn Lynch loved our poly shield so much,

he even integrated them into his beast mode apparel line. If you want your squad to be protected, this Zoom bank is the real deal.

Take it from me, a professional athlete that done being there and done that. This gave me the support that I needed in order to make sure I took care of my

body. But We don't only have a game changing product. We believe we have the dream team with the expertise to scale us.

I spent over a decade at Nike. First as director of r and d for apparel and later as general manager of Nike

Equipment. I'm joined by veterans from my time at Nike, including a former director of Men's Periom,ance Apparel, a $245 million division,

a retired colonel who brings over 30 years experience acquiring protective equipment for the Amiy and A C F O with decades of experience launching,

scaling and selling companies, large and small, public and private. Help. Get this in the hands of every hero. Invest in trustworthy protection.

You can bank on invest in zoom bang today. Don't sleep on it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

Robert Vinson
Vinson Franchise Law Firm
865 Tahoe Blvd Ste 214
Incline Village, NV 89451

Job:C20180920-1101
September 20, 2018

Special Handling Instructions:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Articles of Incorporation	20180413440-67	9/20/2018 1:21:28 PM	1	$75.00	$75.00
Initial List	20180413441-78	9/20/2018 1:21:29 PM	1	$150.00	$150.00
Business License 9/2018-9/2019	20180413441-78	9/20/2018 1:21:29 PM	1	$500.00	$500.00
Total					$725.00

Payments

Type	Description	Amount
Credit	020263|53747488597163258O3090	$725.00
Total		$725.00

Credit Balance: $0.00

Job Contents:

Corp Charter	1
File Stamped Copies	2
Business License	1

Robert Vinson
Vinson Franchise Law Firm
865 Tahoe Blvd Ste 214
Incline Village, NV 89451

040105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske	20180413440-67
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time: 09/20/2018 1:21 PM
	Entity Number: E0443112018-2

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: ZB HOLDINGS INC.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: CENTERPOINT CORPORATE SERVICES, INC.
Name

[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 1 — Par value per share: $ 0.001 — Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) NATHAN E DAGLEY
Name
865 TAHOE BLVD, STE 214 | INCLINE VILLAGE | NV | 89451
Street Address | City | State | Zip Code

2) PAUL S MARSH
Name
865 TAHOE BLVD STE 214 | INCLINE VILLAGE | NV | 89451
Street Address | City | State | Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be: ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

E A TIRAS — X E A TIRAS
Name — **Incorporator Signature**

865 TAHOE BLVD STE 214 | INCLINE VILLAGE | NV | 89451
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X CENTERPOINT CORPORATE SERVICES, INC. — 9/20/2018
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

This form must be accompanied by appropriate fees.

Articles of Incorporation

CONTINUED

Includes data that is too long to fit in the fields on the NRS 78 Form and all additional director/trustees and incorporators

ENTITY NAME:	**ZB HOLDINGS INC.**
FOREIGN NAME TRANSLATION:	NOT APPLICABLE
PURPOSE:	ANY LEGAL PURPOSE

REGISTERED AGENT NAME:	CENTERPOINT CORPORATE SERVICES, INC.
STREET ADDRESS:	NOT APPLICABLE
MAILING ADDRESS:	NOT APPLICABLE

ADDITIONAL DIRECTORS/TRUSTEES
JOSEPH P SCOTT 865 TAHOE BLVD STE 214 INCLINE VILLAGE, NV 89451
FOURTH DIRECTOR 865 TAHOE BLVD STE 214 INCLINE VILLAGE, NV 89451

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ZB HOLDINGS INC.**, did on September 20, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 20, 2018.

Barbara K. Cegavske
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20180920-1101

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS, DIRECTORS AND STATE BUSINESS LICENSE APPLICATION OF:

ENTITY NUMBER

ZB HOLDINGS INC. | E0443112018-2

NAME OF CORPORATION

FOR THE FILING PERIOD OF SEP, 2018 TO SEP, 2019

100103

USE BLACK INK ONLY - DO NOT HIGHLIGHT

****YOU MAY FILE THIS FORM ONLINE AT www.nvsilverflume.gov****

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

Filed in the office of Barbara K. Cegavske Secretary of State State of Nevada	Document Number **20180413441-78**
	Filing Date and Time **09/20/2018 1:21 PM**
	Entity Number **E0443112018-2**

(This document was filed electronically.)

ABOVE SPACE IS FOR OFFICE USE ONLY

IMPORTANT: Read instructions before completing and returning this form.

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An **Officer** must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*
2. If there are additional officers, attach a list of them to this form.
3. Return the completed form with the filing fee. Annual list fee is based upon the current total authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. State business license fee is $500.00/$200.00 for Professional Corporations filed pursuant to NRS Chapter 89. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.
5. Make your check payable to the Secretary of State.
6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A **copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.
8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing.

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: ☐

NRS 76.020 Exemption Codes
001 - Governmental Entity
006 - NRS 680B.020 Insurance Co.

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ☐

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)		
PRES PRESIDENT	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	STATE	ZIP CODE
865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451
NAME	TITLE(S)		
SECY SECRETARY	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	CITY	STATE	ZIP CODE
865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451
NAME	TITLE(S)		
TREAS TREASURER	TREASURER (OR EQUIVALENT OF)		
ADDRESS	CITY	STATE	ZIP CODE
865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451
NAME	TITLE(S)		
NATHAN E DAGLEY	DIRECTOR		
ADDRESS	CITY	STATE	ZIP CODE
865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451

None of the officers or directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X ROB VINSON

Signature of Officer or Other Authorized Signature

Title OF COUNSEL, E ALAN TIRAS PC

Date 9/20/2018 1:21:28 PM

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS AND DIRECTORS OF:

ZB HOLDINGS INC.

ENTITY NUMBER: E0443112018-2

NAME	TITLE(S)	ADDRESS	CITY	STATE	ZIP CODE
PAUL S MARSH	DIRECTOR	865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451
JOSEPH P SCOTT	DIRECTOR	865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451
FOURTH DIRECTOR	DIRECTOR	865 TAHOE BLVD STE 214	INCLINE VILLAGE	NV	89451

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

ZB HOLDINGS INC.

Nevada Business Identification # NV20181678416

Expiration Date: September 30, 2019

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 20, 2018

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law cannot be waived.

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

ZB HOLDINGS, INC.

NV

Job:C20180926-0925
September 27, 2018

Special Handling Instructions:

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Correction	20180421082-98	9/25/2018 10:05:48 AM	1	$175.00	$175.00
Total					$175.00

Payments

Type	Description	Amount
Credit	5380665755166903503084	$175.00
Total		$175.00

Credit Balance: $0.00

Job Contents:

File Stamped Copy 1
Business License 1

ZB HOLDINGS, INC.

NV

090403

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20180421082-98
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 09/25/2018 10:05 AM
	Entity Number E0443112018-2

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

ZB HOLDINGS INC.

2. Description of the original document for which correction is being made:

ARTICLES OF INCORPORATION

3. Filing date of the original document for which correction is being made: 09/20/2018

4. Description of the inaccuracy or defect:

1. NAME OF CORPORATION: ZB HOLDINGS INC.
3. AUTHORIZED STOCK: 1 SHARE WITH PAR VALUE
4. NAME OF ADDITIONAL DIRECTORS/TRUSTEES: FOURTH DIRECTOR
7. NAME OF INCORPORATOR: E A TIRAS

5. Correction of the inaccuracy or defect:

1. NAME OF CORPORATION: CHANGED TO: ZB HOLDINGS, INC.
3. AUTHORIZED STOCK: CHANGED TO: 10,000,000 SHARES WITH PAR VALUE OF $0.001 PER SHARE
4. NAME OF ADDITIONAL DIRECTORS/TRUSTEES: CHANGED TO: TOM CELLUCCI, 865 TAHOE BLVD, STE 214, INCLINE VILLAGE NV 89451
7. NAME OF INCORPORATOR: CHANGED TO: E ALAN TIRAS, 865 TAHOE BLVD, STE 214, INCLINE VILLAGE NV 89451

6. Signature:

X ____________________ OF COUNSEL, E ALAN TIRAS PC 09/24/2018

Authorized Signature **Title *** **Date**

ROBERT E. VINSON, JR., FOR E. ALAN TIRAS, INCORPORATOR

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

ZB HOLDINGS, INC.
Nevada Business Identification # NV20181678416

Expiration Date: September 30, 2019

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 27, 2018

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

You may verify this license at www.nvsos.gov under the Nevada Business Search.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law cannot be waived.

090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ZB Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 (Authorized Stock) of the Articles of Incorporation is hereby amended by deleting it in its entirety and inserting in lieu thereof the following:

"3. Authorized Stock: (number of shares the Corporation is authorized to issue). Number of shares with par value: 100,000,000. Par value per share: $0.001. Number of shares without par value: 0."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 52%

4. Effective date and time of filing: (optional) Date: 03/31/2022 Time: 12:01 am

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Joseph Morelli’s Post



Joseph Morelli
CEO at Zoombang
3mo

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Thanks,

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